22004053

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Mail Processing Section
MAR 02 2022
Washington DC
413

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67786

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** (MM/DD/YY) AND ENDING **12/31/21** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Lazard Middle Market LLC**

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based participant

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 South Eighth Street, Suite 2700
(No. and street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FORM

Kyle Pecha	**(612) 371-6533**	**kyle.pecha@lazard.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Filing*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

50 South Sixth Street, Suite 2800	**Minneapolis**	**MN**	**55402-1538**
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	**34**
(Date of Registration with PCAOB, if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

SEC
Mail Processing
Section

MAR 02 2022

Washington DC
413

LAZARD MIDDLE MARKET LLC

(SEC I.D. No. 8-67786)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17z-5(e)(3)
Under the Securities Exchange Act of 1934
as a **Public** Document.

LAZARD MIDDLE MARKET LLC

TABLE OF CONTENTS

*** To request confidential treatment of certain portions of this filing, see Section 240.17a-f(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AFFIRMATION

I, Kyle A. Pecha, affirm that, to the best of my knowledge and belief, the statement of financial condition pertaining to the firm of Lazard Middle Market LLC (the "Company"), as of December 31, 2021, is true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kyle C Pecha

Kyle A. Pecha
Senior Vice President and Controller

Subscribed to before me this 23rd day of February, 2022.

J Stock

Notary Public

JULIE KAY STOCK
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/2025

Deloitte.

Deloitte & Touche LLP
50 South 6th Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel:+1 612 397 4000
Fax:+1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Lazard Middle Market LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lazard Middle Market LLC (a wholly owned subsidiary of Goldsmith, Agio, Helms, & Lynner, LLC) (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 25, 2022

We have served as the Company's auditor since 2007.

LAZARD MIDDLE MARKET LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

CASH AND CASH EQUIVALENTS	$69,853,501
DUE FROM AFFILIATES	14,510,700
ACCOUNTS RECEIVABLE, Net	2,138,225
FIXED ASSETS, Net	514,629
PREPAID AND OTHER ASSETS	1,629,735
TOTAL	$88,646,790

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued salaries, bonuses, and related expenses	$35,677,191
Due to affiliates	3,463,087
Accounts payable and accrued expenses	726,586
Other liabilities	1,096,586
Total liabilities	40,963,450
MEMBER'S EQUITY — Member's equity	47,683,340
TOTAL	$88,646,790

See notes to statement of financial condition

1. NATURE AND ORGANIZATION OF BUSINESS

Business — Lazard Middle Market LLC (the "Company") is a registered securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company specializes in assisting in the sale of customers' businesses or business units, and in assisting private and public corporations in transacting debt and equity financings, primarily in the private capital markets. The Company does not execute customer securities transactions and, therefore, does not have a clearing arrangement with any other broker-dealer and holds no customer funds or securities.

The Company is a wholly owned subsidiary of Goldsmith, Agio, Helms & Lynner, LLC (the "Parent"). The Parent's outstanding shares are held 100% by Lazard Freres & Co. LLC ("Lazard Freres"), an investment banking firm. Lazard Freres is a limited liability company and is owned by Lazard Ltd, a publicly held company. The Company has one operating and reportable segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — This financial statement is prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP).

Cash and Cash Equivalents — The Company defines cash and cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. Cash equivalents consist of money market funds held with Citibank, N.A. and Institutional Cash Distributors, LLC, which are carried at fair value on a recurring basis. The money market funds of $60,595,601 as of December 31, 2021 were valued based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Operating Lease Right-of-use Assets and Operating Lease Liabilities – The Company determines if an arrangement is, or contains, a lease at its inception and reevaluates the arrangement if the terms are modified. Operating lease right-of-use assets ("ROU assets") represent the right to use an underlying asset for the lease term and operating lease liabilities reflect the obligation to make lease payments arising from the lease. At any given time during the lease term, the operating lease liability represents the present value of the remaining lease payments and the operating lease ROU asset is measured at the amount of the lease liability, adjusted for rent prepayments, unamortized initial direct costs and the remaining balance of lease incentives received. Both the operating lease ROU asset and the operating lease liability are reduced to zero at the end of the lease. For the purposes of this financial statement, the operating lease ROU asset and the operating lease liablity have been classified in Prepaid and Other Assets and Other Liabilities, respectively.

Fixed Assets, Net — Fixed assets are stated at historical cost. The estimated useful life of equipment and furniture ranges from three to seven years and is depreciated using the straight-line method. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life using the straight-line method. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of are removed from the related accounts, and resulting gains or losses are reflected in the statement of operations. Expenditures for major

renewals and betterments that extend the useful lives of property and equipment are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred.

Accounts Receivable, Net — Receivables are stated net of an estimated allowance for doubtful accounts determined in accordance with the current expected credit losses ("CECL") model, for general credit risk of the overall portfolio and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute.

Prepaid and Other Assets — Prepaid and other assets consist primarily of unamortized amounts of prepayments of services and insurance premiums as well as compensation expense related to deferred revenue.

Use of Estimates — The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10:1. The Company has maintained its net capital above SEC-required levels at all times. At December 31, 2021, the Company had net capital as defined by Rule 15c3-1 of $59,240,568, which exceeds its required minimum net capital of $626,735 by $58,613,833. The Company's ratio of aggregate indebtedness to net capital was less than 1:1 at December 31, 2021.

4. EXEMPTION

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3 of the SEC. However, the Company filed an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to Rule 17a-5 because its business is limited to providing investment banking advisory services (mergers and acquisition advice and agency private placements of securities) and other financial consulting and advisory services; the firm does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, the Company is not required to make the periodic computation of reserve requirements and is not subject to the possession or control requirements.

5. FIXED ASSETS

As of December 31, 2021, the Company had the following fixed assets:

Computer equipment	$ 588,773
Furniture and equipment	448,071
Capital lease equipment	182,445
Leasehold improvements	974,960
Total fixed assets	2,194,249
Less accumulated depreciation and amortization	1,679,620
Fixed assets, net	$ 514,629

6. TRANSACTIONS WITH AFFILIATES

As of December 31, 2021, the Company had receivables due from the following affiliates:

Lazard Freres	$ 10,904,766
Lazard Group LLC	1,548,171
Lazard AB	1,133,334
Lazard & Co. GmbH	316,635
Lazard & Co. Limited	304,374
Lazard Freres K.K.	200,000
Lazard Freres SAS	103,420
Total	$ 14,510,700

As of December 31, 2021, the Company had payables due to the following affiliates:

Lazard Strategic Coordination Co., LLC	$ 3,305,617
Parent	157,299
Lazard Asesores Financieros S.A.	160
Lazard Asset Management	11
Total	$ 3,463,087

Reveivables due from Lazard Freres, Lazard AB, Lazard & Co. GmbH, Lazard & Co. Limited, Lazard Freres K.K. and Lazard Freres SAS primarily relates to investment banking fees jointly earned by the Company and the affiliate.

Receivable due from Lazard Group LLC primarily relate to prepayment of Lazard Fund Interests ("LFI") awards.

Payable due to Lazard Strategic Coordination Co., LLC relates to executive management fees.

The Company has a management agreement with the Parent under which management fees are paid to the Parent for the actual cost of services provided to the Company.

The Company also pays a monthly executive management fee to Lazard Strategic Coordination Co., LLC ("LSCC"), a wholly owned subsidiary of Lazard Group LLC. The management fee represents an allocation of global operating costs and management support services. The allocation is based on revenue and headcount.

7. COMMITMENTS AND CONTINGENCIES

Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. The Company records liabilities when the loss amounts are determined to be probable and reasonably estimable. Although the outcome of litigation cannot be predicted with certainty, management believes that the outcome of such legal proceedings and claims would not have a material adverse effect on the Company's financial statement.

Operating Leases — The Company leases office space in Charlotte, North Carolina, under an operating lease arrangement which expires in July 2027. The lease has a renewal option that can be exercised at the discretion of the Company. The Company will only include the renewal option in the lease term when it is reasonably certain to exercise the option.

The operating lease liability at commencement reflects total lease payments discounted using an incremental borrowing rate (on a collateralized basis) based on the lease term (the "Discount"), as an implicit rate was not readily determinable. The Company determines its Discount with consideration of the public debt issuance of one of its affiates, Lazard Group LLC, as well as publicly available data for instruments with similar characteristics. The Discount rate associated with this operating lease is 3.7% as of December 31, 2021.

In addition to rent payments, operating leases for office space generally contain payments for operating expenses and utilities that are not fixed. The Company accounts for these costs as variable payments and does not include them in the lease component.

Future minimum payments for the noncancelable operating lease as of December 31, 2021, are as follows:

Years Ending December 31	Operating Lease
2022	$ 163,446
2023	167,958
2024	172,562
2025	177,301
2026	182,192
2027	108,495
Net minimum lease payments	$ 971,954

The Company occupies additional office space leased by its affiliates and pays for the actual space used through its management agreement. The Company does not record the ROU assets or operating lease liabilities for those locations as the Company's affiliates are the leasee in the lease arrangements.

Compensation and Benefits — The Company has a qualified 401(k) profit-sharing plan (the "Plan") in which substantially all of the employees of the Company meeting certain service requirements are eligible to participate.

For the year ended December 31, 2021, the Company has accrued discretionary bonuses of $30,853,117 which are payable to employees for services completed during the year based on both performance and revenue-generating activities. The Company also recognized a prepaid asset in the amount of $99,201 for deferred compensation as it relates to those amounts of upfront consulting fee revenue that is unrealized as of December 31, 2021.

As part of the Company's overall compensation plan, certain employees are awarded shares of Lazard Ltd. stock in the form of RSU's which vest over a defined period of time. The Company is charged with an expense from Lazard Group LLC over the vesting period.

8. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after December 31, 2021, through the date this financial statement was issued. The Company has determined that there were no subsequent events or transactions that would require recognition or disclosure in this financial statement.